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2780 S Jones Blvd, Suite 3793

Las Vegas, NV 89146

(877) GET-LYTT

getlytt.today

@GETLYTT #LYTTLIFE



WE LIVE IN AN INNOVATION ECONOMY.



REVERSE OSMOSIS ALCOHOL



NATURAL FLAVORS



GUARANA INFUSED

THE SHORT STORY.

Based in Las Vegas, Bugsy Brewing was formed in 2012 with the purpose of creating cutting edge alcoholic beverages.

The production facility that we contract with is in Monroe, WI and has been in business since 1845.

LYTT was developed over a 4 year period and released in July of 2016. A constant work in progress, the brand was reformulated in June of 2018.

Bugsy Brewing's founder, Michel Myara, has been in the beverage business since 2005. Having developed several beverage brands, Michel is very familiar with brand building. Michel handles all aspects of the company including product development, getting complex formulas approved by TTB, compliance, production management, legal, bookkeeping, website design, sales and marketing!

GROWTH OPPORTUNITY.



Flavored Malt Beverages are popular with millennials looking for an alternative to beer.

16 of the top 20 SKUs are single-serve, and of those, 12 are 8% ABV or higher.

Top flavored malt beverages

(Brand family)

	DOLLAR SALES	% CHANGE VS. PRIOR YEAR	CASE SALES	% CHANGE VS. PRIOR YEAR
Bud Light Lime	$298,407,827	-14.5	8,647,334	-14.3
Redd's	$284,239,080	-10.8	8,774,080	-12.2
Mike's Harder	$276,198,663	17	8,222,493	15.7
Mike's Hard	$272,549,468	2.5	7,715,991	1.1
Twisted	$266,036,909	23.2	8,398,592	21.1
Smirnoff Ice	$243,823,861	6.7	6,815,501	4.4
Four Loko	$154,487,360	3.5	4,441,979	1.1
Small Town	$60,739,912	-42.6	1,427,445	-40.3
Henry's	$55,888,244	-31.2	1,587,278	-30.7
Smirnoff Premium Mixed Drinks	$39,123,779	2.7	1,078,443	1
Total sales*	$2,117,254,397	-3.5	61,285,089	-4

*Includes brands not listed.

Source: Information Resources Inc. (IRI), Chicago. Total U.S. supermarkets, drug stores, gas and convenience stores, mass merchandisers, military commissaries, and select club and dollar retail chains for the 52 weeks ending Dec. 31, 2017.

REVERSE OSMOSIS ALCOHOL.

Concentrated malt liquor passes through a state of the art, reverse osmosis filtration system to produce a clean, crisp, neutral malt base ready for flavoring.

12% ALCOHOL BY VOLUME

High enough to drive sales without overpowering the flavor system.

GUARANA INFUSED.

Brewed with an exotic botanical extract.

GUARANA INFUSED


PLAYTIME
CHERRY
LIME
12%
ALC/VOL
SEVEN
TEN
LYTT
CONTAINS ALCOHOL

CHERRY LIME.

Sweet cherries meet sour limes in this relevant, trending and original flavor.


12%
ALC/VOL
FRT PNCH
LYTT
CONTAINS ALCOHOL

FRUIT PUNCH.

Our take on this classic flavor is sweet and tropical.


12%
ALC/VOL
Packin' Peach Tea
LYTT
CONTAINS ALCOHOL

PEACH TEA.

We kept it all natural with real black tea leaves, natural peach tea flavor and no artificial colors.

WHY GUARANA?

A plant native to the Amazon basin and especially common in Brazil. Its flavor can be described as "apple-ish" with hints of berry.

Proven to improve the bitterness and astringency properties of a brewed malt beverage. The result is a malt beverage having improved organoleptic properties, including aroma strength, astringency, bitterness, fruity character and estery character.

Using our proprietary brewing process, the extract's unique properties and type of caffeine are naturally absorbed into the beverage.



PREMIUM PACKAGING & PACKING.

White base coated cans stand out better on the shelf. LYTT was the first product in its segment to use this packaging feature.

Closed cardboard boxes protect from handling and storage damage better than the industry standard shrink wrapped trays.

"If you're not seen, you don't exist."

- Ian McLean, McLean Design (Monster Energy)





ALREADY 18K FOLLOWERS



SOCIAL MEDIA.

We utilize social media to get to know and engage our consumer as well as to reach our target demographic through highly targeted Instagram ads.

#LYTTLIFE

Social Media Follower Breakdown

Men 60%

Women 40%

Age Range

All Men Women

13-17
18-24
25-34
35-44
45-54
55-64
65+

Top Locations

Cities Countries

Phoenix
Los Angeles
New York
Denver

Case Cost to Distributors:	$18.00
Unit Cost to Distributors:	$1.50
Case Price to Retailer:	$25.15
Distributor Profit Margin:	%28.43
Unit Price to Retailer:	$2.09
Price to Consumer:	$2.99
Retailer Profit/Unit:	$0.89
Retailer Profit/Case:	$10.73
Retailer Profit Margin:	%29.91


LYTT GUARANA INFUSED
LYTT GUARANA INFUSED
CONTAINS ALCOHOL
CONTAINS ALCOHOL
299
299
@GetLYTT
LYTT
GUARANA INFUSED
2/$5.00
NOTHING LIKE IT.
DOS EQUIS
XX
$2.99
24oz Can



POS & PROMOTION.

Pole Signs - 5' Tall, Die Cut with Grommets.

PLAYTIME
CHERRY
LIME
12% ALC / VOL
SEVEN TEN
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT. 8 FL OZ)

LYTT
OUT OF THIS WORLD.

PLAYTIME
CHERRY
LIME
12% ALC / VOL
LYTT
CONTAINS ALCOHOL
p 3- repeat

PLAYTIME
CHERRY
LIME
12% ALC / VOL
LYTT
CONTAINS ALCOHOL

POS & PROMOTION.

Suction Racks - 5 x 24oz Cans.



OUT OF THIS WORLD.
LYTT

LYTT
THERE'S NOTHING LIKE IT.
GUARANA INFUSED

LYTT
THERE'S NOTHING LIKE IT.
GUARANA INFUSED
2/$4.50
@GETLYTT
REVERSE OSMOSIS ALCOHOL
NATURAL FLAVORS
GUARANA INFUSED
2 FOR $4.50



POS & PROMOTION.   Logo Banners - 4' x 2'.



POS & PROMOTION.

Hats, Nike Golf Shirts & Artwork Library.

POS & PROMOTION.

In Store Demos.















LYTT

LYTT
WELCOME TO
THE LIQ
OVERSTOCK SALE!!!
WOW

BUD LIGHT
$16.29
LYTT

LYTT

TWISTED TEA
Hard Iced Tea
HURRICANE
BUD LIGHT
Budweiser
HERE'S TO THE HEROES
ARMED FORCES
LYTT

STRATEGY.

To encourage target consumers to adopt the brand and associate our coined spelling of a highly popular expression with fun and exciting experiences. #LYTTLIFE



THE SWITCH TO 10% ABV.


PLAYTIME
CHERRY
LIME
10%
ALC/VOL
SEVEN TEN
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT, 8 FL OZ)

Mississippi and Tennessee don't allow malt beverages over 10% ABV. These are large markets for this segment. Mississippi is one of our main competitors' largest market per capita. We've reformulated our Cherry Lime and Peach Tea from scratch to great tasting 10% ABV for national distribution potential and mainstream appeal.


10%
ALC/VOL
Packin' Peach Tea
LYTT
CONTAINS ALCOHOL

THE FUTURE.

Lessons learned based on conclusions drawn from 2 years spent in the trade and talking to hundreds of store managers and consumers:

- Cleaner, more obvious packaging.
- Doubling down on innovation by upgrading from a less commercial to a more herbal Guarana, while reducing the cost through direct import of the raw material.
- Cutting the sugar content in half
- Increasing the ABV from the current segment high of 14% to 15%.
- A powerful slogan that illustrates the experience of drinking LYTT...

 OUT OF THIS WORLD.

INTRODUCING THE WORLD'S STRONGEST FLAVORED MALT BEVERAGE.
HALF THE SUGAR OF A REGULAR FMB
REVERSE OSMOSIS ALCOHOL
GUARANA INFUSED
15% ABV
15% ALC/VOL
BLUE BOMB
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT, 8 FL OZ)
LYTT Blue Bomb
Blue Raspberry
LYTT Pink Payload
Strawberry Lemonade
15% ALC/VOL
PINK PAYLOAD
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT, 8 FL OZ)





2 ADDITIONAL FLAVORS, DEVELOPED AND READY FOR PRODUCTION.


13.9%
ALC/VOL
CODE
RED
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT, 8 FL OZ)

LYTT Code Red

Raspberry Lemonade

LYTT Black Powder

'Monster Energy' flavor


13.9%
ALC/VOL
BLACK
POWDER
LYTT
CONTAINS ALCOHOL
24 FL OZ (1 PT, 8 FL OZ)

POISED FOR NATIONAL DOMINANCE.

State	ABV Limit	Blue Bomb 15%	Pink Payload 15%	Code Red 13.9%	Black Powder 13.9%	Cherry Lime 10%	Peach Tea 10%
All Other	No Limit	X	X	X	X	X	X
SC	17.5%	X	X	X	X	X	X
ID	16.0%	X	X	X	X	X	X
VT	16.0%	X	X	X	X	X	X
TX	15.5%	X	X	X	X	X	X
NC	15.0%	X	X	X	X	X	X
GA	14.0%			X	X	X	X
SD	14.0%			X	X	X	X
NH	14.0%			X	X	X	X
AL	13.9%			X	X	X	X
MA	12.0%					X	X
WV	12.0%					X	X
TN	10.0%					X	X
MS	10.0%					X	X

6 Strategic Flavors. 3 ABVs: 15% / 13.9% / 10%

BRAND EQUITY.

Our biggest asset is the LYTT brand, a popular term that has been coined, stylized, trademarked and marketed to resonate with consumers beyond the Flavored Malt Beverage category.

Brand extensions include:

- 50 mL ('nips' or 'airplane bottles'). By being malt based, we'll be making this package, usually reserved for liquor based products, available to both beer and liquor retailers across America.
- A unique liquor based product.

INTRODUCING THE WORLD'S FIRST GUARANA INFUSED JALAPENO TEQUILA



LYTT®
JALAPEÑO TEQUILA WITH GUARANÀ
PREMIUM BLANCO TEQUILA INFUSED WITH
GUARANÀ AND JALAPEÑO NATURAL FLAVOR
PRODUCT OF MEXICO
750 mL • 35% ALC/VOL • 70 PROOF



LYTT®. It's what happens when Jalapeño Extracts and
Amazon Jungle Guaranà are masterfully blended into
unaged, full flavored Tequila made with Blue Agave.
The result is an out of this world experience.
Enjoy responsibly, El Jefe.
Imported & Bottled By
Bugsy
DISTILLING
Monroe, WI 53566
GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.
NOM 1438 CRT
8 67203 00072 1
ME VT REF 15¢ IA REF 5¢

Flavored Tequila is slowly becoming the new growth opportunity segment. With striking packaging and added heat from Jalapeño flavor combined with the proven herbal properties of Guarana, LYTT has the potential of becoming the 'Fireball of Tequila'. Bulk Tequila is imported from Mexico and shipped to the same bottler that produces LYTT FMBs. Producing at the same contract brewer/bottler creates several efficiencies:

- SALES DRIVER - The brand is more attractive to the growing number of beer distributors who have expanded into the liquor category and vice versa.
- DISTRIBUTION DRIVER - Less distributors means more 'one stop shop' suppliers of LYTT products for the retailer.
- MARGIN DRIVER - Having a single shipment source means that distributor orders are consolidated to optimize trailer payload usage, thereby reducing our average freight cost per case.
- MARGIN DRIVER - Having a single manufacturer creates leverage opportunity to negotiate lower production costs.
- MARGIN DRIVER - Guarana is imported in larger quantities to a single location where it is used across all our products, thereby reducing raw material procurement costs.



BRANDS THAT HAVE CROSSED THE LIQUOR/FMB BARRIER.

LIQUOR.

- SMIRNOFF VODKA
- JACK DANIEL'S WHISKEY
- KINKY LIQUEUR

FLAVORED MALT BEVERAGE.

- SMIRNOFF ICE/SMASH
- JACK DANIEL'S COUNTRY COCKTAILS
- KINKY EXTRA / X BY KINKY

ACQUISITIONS.



- Saint Archer: Approx $35 M - MillerCoors
- Skinny Girl Cocktails: Approx $100 M - Beam Global
- Steel Reserve Malt Liquor / Sparks Flavored Malt Beverages: Approx $220 M - MillerCoors
- Lagunitas: Approx $500 M for 50% - Heineken
- Ballast Point: Approx $1 B - Constellation Brands

EXIT STRATEGY.

- To build up the LYTT brand as an attractive acquisition target. Possible acquirers include Minhas - our contract manufacturer (Steel Reserve/Sparks was acquired by MillerCoors, their contract manufacturer), Pabst, Constellation Brands, AB (slumped sales of their flagship Lime-A-Rita brand - down 16% in 2017, failed Mixxtail and Splash brands and the slow start of Natty Rush, a brand designed to compete with MillerCoors' Steel Reserve), other competitors, Beam Global, etc.
- Unexpected Acquirers: LYTT's unique innovative nature can attract acquirers from other categories.